UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-16739

1-03553

1-06494

1-33828

Vectren Utility Holdings, Inc.

(as Issuer)

Southern Indiana Gas and Electric Company

Indiana Gas Company, Inc.

Vectren Energy Delivery of Ohio, Inc.

(as guarantors)

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

One Vectren Square

Evansville, Indiana 47708

(812) 491-4000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

6.10% Senior Notes due December 1, 2035 (and the guarantees related thereto)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Vectren Utility Holdings, Inc., Southern Indiana Gas and Electric Company, Indiana Gas Company, Inc. and Vectren Energy Delivery of Ohio, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2019	VECTREN UTILITY HOLDINGS, INC.

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin
Title: Vice President and Chief Accounting Officer

Date: February 11, 2019	SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin
Title: Vice President

Date: February 11, 2019	INDIANA GAS COMPANY, INC.

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin
Title: Vice President

Date: February 11, 2019	VECTREN ENERGY DELIVERY OF OHIO, INC.

	By:	/s/ Kristie L. Colvin
Name: Kristie L. Colvin
Title: Vice President and Chief Accounting Officer

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions